Filed Pursuant to Rule 433
Registration Statement No. 333-164611
Pricing Term Sheet

BERKSHIRE HATHAWAY FINANCE CORPORATION

Pricing Term Sheet

$500,000,000 2.45% Senior Notes due 2015

Issuer:	Berkshire Hathaway Finance Corporation
Guarantor:	Berkshire Hathaway Inc.

Principal Amount:	$500,000,000
Senior Unsecured Ratings (Moody’s/S&P/Fitch):	Aa2/AA+/A+ (Stable/Stable/Stable)
Maturity Date:	December 15, 2015
Issue Price (Price to Public):	99.780%
Gross Spread:	32.5 bps
Proceeds to Issuer:	$497,275,000
Interest Rate:	2.45% per annum
Benchmark Treasury:	1.375% due November 30, 2015
Benchmark Treasury Yield:	1.647%
Spread to Benchmark Treasury:	85 bps
Yield to Maturity:	2.497%
Interest Payment Dates:	Each December 15 and June 15, commencing June 15, 2011

Make-Whole call:	At any time at Treasury plus 15 bps
CUSIP:	084664 BN0
ISIN:	US084664BN03

Trade Date:	December 7, 2010
Settlement Date:	December 15, 2010 (T+6)
Sole Bookrunner:	Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.